Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 27, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on April 19, 2006 and a notice on April 27, 2006, copies of which are attached as Exhibits 99.1 and 99.2 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated April 19, 2006

99.2	Notice, dated April 27, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)

April 27, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)

ANNOUNCEMENT

This announcement is made to publish the information on the unaudited accumulated premiums income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.

Reference is made to the Company’s announcement dated 27 August 2004.

The unaudited accumulated premiums income of the Company for the period from 1 January 2006 to 31 March 2006 was about RMB63.724 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn. The above information on premiums income is unaudited and prepared in accordance with PRC Generally Accepted Accounting Practice (“GAAP”) which is different from Hong Kong GAAP adopted by the Company in the preparation of its financial statements.

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the board of directors of the Company comprises of:

Executive directors: Yang Chao, Wu Yan

Non-executive directors: Miao Fuchun, Shi Guoqing

Independent non-executive directors: Long Yongtu, Chau Tak Hay,

                                                             Sun Shuyi, Cai Rang, Ma Yongwei

Hong Kong, 19 April 2006

EXHIBIT 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held at Summer Palace, No.6 Building, Hong Qiao State Guest Hotel Shanghai, 1591 Hong Qiao Road, Shanghai, China on Friday, June 16, 2006 at 9:30 a.m. for the following purposes:

AS ORDINARY RESOLUTIONS:

1.	To review and approve the Report of the Board of Directors of the Company for the year 2005.

2.	To review and approve the Report of the Supervisory Committee of the Company for the year 2005.

3.	To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2005.

4.	To review and approve the recommendation for a final dividend.

5.	To elect members of the second session of the Board of Directors of the Company.

6.	To elect members of the second session of the Supervisory Committee of the Company.

7.	To authorise the Board of Directors to determine the remuneration of the Directors and Supervisors.

8.	To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditors and international auditors of the Company for the year 2006 and to authorize the Board of Directors to determine their remuneration.

AS SPECIAL RESOLUTIONS:

9.	As special business, to consider and, if thought fit, pass the following resolutions relating to amendments to the Articles of Association of the Company as special resolutions:

“That the Articles of Association of the Company be amended as follows and to authorize the Board of Directors to complete the registration procedures with the relevant government authorities of the PRC:

(1)	References to “General Manager” and “Deputy General Manager” in the Company’s Articles of Association be amended to “President” and “Vice President”, respectively. Accordingly,

(a)	Paragraph 1 of Article 7 of the Company’s Articles of Association shall be amended to read as “The Company’s Articles of Association shall be binding on the Company and its shareholders, Directors, Supervisors, President, Vice President (that is, the General Manager and Deputy General Manager as defined under the Company Law and the Mandatory Provisions) and other Senior Management. The foregoing persons may exercise their rights in relation to matters of the Company pursuant to the Company’s Articles of Association.”

(b)	References to “General Manager” and “Deputy General Manager” in paragraph 2 of Article 7, Articles 38, 46, 52, 57, 90 and 93, the heading of Chapter 13, Articles 106,

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107, 108, 109, 113 and 115, the heading of Chapter 15, Articles 119, 120, 121, 122, 123, 124, 125, 126, 127, 128, 129, 130, 132, 134, 156 and 183, a total of 31 provisions, shall be amended to “President” and “Vice President”, respectively.

(2)	References to “Management Training and Remuneration Committee” in Articles 104 and 105 shall be amended to “Nomination and Remuneration Committee”.

(3)	(a)	Paragraph 4 of Article 7 of the Company’s Articles of Association shall be amended to read as “Other Senior Management referred to in this Articles of Association means the Assistant President, the Board of Directors Secretary, Head of Finance and Accounting Department and other professional or technical senior management, such as the Chief Actuary set up pursuant to the needs of the Company, etc”.

	(b)	Article 106 of the Company’s Articles of Association shall be amended to read as “The Company shall have one President to be nominated by the Chairman and appointed or dismissed by the Board of Directors; 5 to 6 Vice Presidents and 2 to 3 Assistant Presidents. Vice President and other senior management (excluding the Board of Directors Secretary) shall be nominated by the President and appointed or dismissed by the Board of Directors. The President, Vice President and other senior management may also be members of the Board of Directors”.

(4)	References to “Chief Financial Officer” in Articles 109 and 113 of the Company’s Articles of Association shall be amended to “other senior management”. Accordingly,

	(a)	Article 109 shall be amended to read as “The Company’s President, Vice President and other senior management shall comply with their duty of integrity and diligence in accordance with the regulations of law, administrative rules and the Company’s Articles of Association when exercising their powers.”

	(b)	Article 113 shall be amended to read as “The Company’s Director, President, Vice President and other senior management shall not be a Supervisor.”

10.	As special business, to consider and, if thought fit, pass the following resolution relating to the granting of a general mandate for the Board of Directors to issue new shares as special resolution:

“That:

(1)	the Board of Directors be and is hereby authorized to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in sub-paragraph (2) of this Resolution;

(2)	the Board of Directors be and is hereby granted, during the Relevant Period, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(i)	such mandate shall not extend beyond the Relevant Period save that the Board of Directors may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)	the aggregate nominal amount of the domestic shares and overseas listed shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted (whether pursuant to an option or otherwise) by the Board of Directors otherwise than pursuant to a Rights Issue or any option scheme or similar arrangement, shall not exceed 20% of each of the aggregate nominal amount of the domestic shares and

Commission File Number 001-31914

overseas listed shares of the Company in issue as at the date of this Resolution; and the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the People’s Republic of China (“PRC”) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

(3)	for the purposes of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earliest of the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or the expiration of the 12-month period following the passing of this Resolution; or the date on which the authority sets out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holder of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities; and

(4)	contingent on the Board of Directors resolving to issue shares pursuant to subparagraph (2) of this Resolution, the Board of Directors be and is hereby authorized to approve, execute and do or procure to be executed and done, all such documents, deeds, and thing as it may consider necessary in connection with the issue of such new shares (including, without limitation, determining the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreements), determining the use of proceeds and making all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities, including but not limited to registering the increased registered capital of the Company with the relevant authorities in the PRC in accordance with the actual increase of capital as a result of the issuance of shares pursuant to sub-paragraph (2) of this Resolution.”

By Order of the Board of Directors
Heng Kwoo Seng
Company Secretary

April 27, 2006

Notes:

1. Amendments to Articles of Association of the Company

The amendments to the Articles of Association set out in the special resolution under paragraph 9 above were proposed as a result of, in relation to sub-paragraphs (1) and (3), the actual needs of the Company’s operations and management, in relation to sub-paragraph (2), the promulgation of rules and regulations by the China Insurance Regulatory Commission, and in relation to sub-paragraph (4), making consistent references to title of the relevant posts. The special resolutions to amend the Articles of Association set out in this Notice need to be approved by the China Insurance Regulatory Commissions before becoming effective.

Commission File Number 001-31914

2. Grant of general mandate to issue new shares

The purpose of the proposed special resolution under paragraph 10 above is to seek approval from the shareholders in the Annual General Meeting to grant a mandate to the Board of Directors to allot and issue new shares subject to the applicable laws, rules and regulations. The Board of Directors wishes to state that they have no immediate plan to issue any new shares.

3. Eligibility for attending the Annual General Meeting

Holders of H Shares of the Company whose names appear on the register of members of the Company kept at the Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, and holder of Domestic Shares whose name appears on the domestic shares register maintained by the Company at the close of business of Wednesday, May 17, 2006 are entitled to attend and vote the Annual General Meeting. To qualify for attendance and vote at the Annual General Meeting to be held on Friday, June 16, 2006, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited of Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Tuesday, May 16, 2006.

4. Distribution of dividend

The final dividend for the year ended 2005 will be distributed on or before July 25, 2006 to the shareholders listed on the register of members of the Company on Wednesday, May 17, 2006.

5. Proxy

(1)	Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Any shareholder who wishes to appoint a proxy should read the 2005 annual report of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the Annual General Meeting. To be valid, for holders of H Shares, the above documents must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (Form of proxy for use at the Annual General Meeting has been attached herewith).

(3)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

6. Registration procedures for attending the Annual General Meeting

(1)	A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

(2)	Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip personally, by post or by facsimile for attending the Annual General Meeting to the registered office of the Company on or before Friday, May 26, 2006.

7. Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Wednesday, May 17, 2006 to Friday, June 16, 2006 (both dates inclusive).

8. Procedures for demanding poll by shareholders

Under the Articles of Association of the Company, a resolution at a shareholders’ general meeting shall be decided on a show of hands unless a poll is (before or after the show of hands) demanded by: (i) the chairman of the meeting; (ii) at least two shareholders present in person or by proxy entitled to vote at the meeting; or (iii) any shareholder or shareholders present in person or by proxy and representing more than (or equal to) one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting.

Commission File Number 001-31914

Unless a poll is demanded, the chairman of the meeting will announce the results of the passing of a resolution according to the show of hands, which will be recorded in the minutes of the meeting and treated as conclusive evidence without the need to prove the number or the proportion of votes for or against the resolution passed. A request to vote by poll may be withdrawn by the person who made such request.

9. Election and Re-election of Directors

(1)	In relation to the agenda concerning election of members of the second session of the Board of Directors in this Notice:

(i) Re-election of members of the Board of Directors:

The Company proposed to re-elect the following Directors: Yang Chao, Wu Yan, Shi Guoqing, Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang and Ma Yongwei. The Directors, being eligible, have offered themselves for re-election by the shareholders of the Company. The re-election of these Directors will be individually voted on by the shareholders at the Annual General Meeting.

(ii) Appointment of new members of the Board of Directors:

The Company proposed to nominate Wan Feng and Zhuang Zuojin as new Directors of the Company. Such resolutions will be individually voted on by the shareholders at the Annual General Meeting.

(2)	The qualifications, previous experience and length of service with the Company of all the Directors who stand for re-election at the Annual General Meeting are set out in the “Directors, Supervisors and Other Senior Management” section on pages 66 to 72 of the Company’s annual report 2005.

(3)	Save as disclosed herein and in the Company’s annual report 2005, none of the Directors who stand for re-election at the Annual General Meeting have any relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company, or any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, or hold any directorships in other listed companies in the last three years.

(4)	The amount of emoluments paid for the year ended December 31, 2005 to each of the Directors who stand for re-election at the Annual General Meeting together with the basis of determining such emoluments are set out in the “Directors’, Supervisors’ and Senior Management’s Remuneration”, note 34 to the consolidated financial statements on pages 148 to 150 of the Company’s annual report 2005.

(5)	Other biographical details of each of the Directors who stand for election and re-election at the Annual General Meeting, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the “Listing Rules”), are set out below to enable shareholders to make an informed decision on their election and re-election. There is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in respect of the Directors who stand for election and re-election at the Annual General Meeting.

Wan Feng

Wan Feng, aged 48, became the Vice President of the Company in 2003. Mr. Wan became the Director of China Life Insurance Asset Management Company Limited from January 2006. From 1999, Mr. Wan was the Vice President of China Life Insurance Company and General Manager of its Shenzhen branch and Director of PICC-CMG. From 1997 to 1999, Mr. Wan was the General Manager of PICC Life Shenzhen branch. Prior to this, Mr. Wan was the Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company, Assistant Vice President of China Life Insurance Company, Hong Kong branch and Deputy Division Chief of PICC’s Jilin branch. Mr. Wan has 23 years experience in insurance industry. He received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and a Doctor’s Degree in Finance from Nankai University in Tianjin. Mr. Wan was awarded special allowance by the State Council. The Board of Directors will determine his remuneration based on his job responsibilities and in accordance with the authority granted by the shareholders at the Annual General Meeting.

Zhuang Zuojin

Zhuang Zuojin, aged 54, has been a vice president of China Life Insurance (Group) Company since August 2003 and has served as a director of China Life Insurance Asset Management Company Limited since June

Commission File Number 001-31914

2004, and as a director of China Life-CMG since June 2000. Ms. Zhuang was an assistant to the president of China Life Insurance Company from March 1999 to August 2003, and a vice president of the Zhejiang Provincial Branch of China Life Insurance Company, and the president of the Hangzhou Municipal Branch of China Life Insurance Company from March 1999 to October 2000. Ms. Zhuang was also the president of China Life Insurance Trust and Investment Company from June 1999 to October 2000, and a vice president of the Zhejiang Provincial Branch of PICC Life, and the president of the Hangzhou Municipal Branch of PICC Life from July 1996 to March 1999. From 1985 to 1996, she acted as vice chief and chief and chief accountant of the planning and finance division of the Zhejiang Provincial Branch of the People’s Insurance Company of China. Ms. Zhuang graduated from the Correspondence College of the Central Party School with major in economics management, she is a senior accountant and has worked in insurance companies for over 25 years with extensive experience in insurance business operation and management. The Board of Directors will determine her remuneration based on her job responsibilities and in accordance with the authority granted by the shareholders at the Annual General Meeting.

10. Re-election of members of the Supervisory Committee

(1)	Re-election of members of the Supervisory Committee

The Company proposed to re-elect the following supervisors: Xia Zhihua, Wu Weimin and Tian Hui as Supervisors of the Company. The Supervisors, being eligible, have offered themselves for re-election by the shareholders of the Company. The re-election of these Supervisors will be individually voted on by the shareholders at the Annual General Meeting.

(2)	The qualifications, previous experience and length of service with the Company of all the Supervisors who stand for re-election at the Annual General Meeting are set out in the “Directors, Supervisors and Other Senior Management” section on pages 66 to 72 of the Company’s annual report 2005.

(3)	Save as disclosed herein and in the Company’s annual report 2005, none of the Supervisors who stand for re-election at the Annual General Meeting have any relationship with any directors, supervisors, senior management or substantial or controlling shareholder of the Company, or any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, or hold any directorships in any listed companies in the last three years.

(4)	The amount of emoluments paid for the year ended December 31 2005 to each of the Supervisors who stand for re-election at the Annual General Meeting together with the basis of determining such emoluments are set out in the “Directors’, Supervisors’ and Senior Management’s Remuneration” on pages 148 to 150 of the Company’s annual report 2005.

(5)	There is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in respect of the Supervisors who stand for re-election at the Annual General Meeting.

11. Miscellaneous

(1) The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

(2) The registered office of the Company is: Level 23, 16 Chaowei Avenue, Chaowai District, Beijing, The People’s Republic of China

Postal code:	100020
Contact office:	Board Secretariat
Telephone No.:	86 (10) 8565 9032
86 (10) 8565 9527
Facsimile No.:	86 (10) 8525 2210

As at the date of this announcement, the executive directors of the Company are Mr. Yang Chao and Mr. Wu Yan; the non-executive directors are Mr. Miao Fuchun and Mr. Shi Guoqing; the independent non-executive directors are Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi, Mr. Cai Rang and Mr. Ma Yongwei.